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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	SUPPLEMENTAL DISCLOSURE FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2002

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☐                                                                   Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                                         No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Supplemental Disclosure for the fourth quarter and year ended December 31, 2002.

Supplemental Disclosure

As furnished to the Securities and Exchange Commission on February 3rd, 2003

For the Fourth Quarter and Year
Ended December 31st, 2002

For Public Release on February 3rd, 2003

http://www.quebecorworld.com/htmen/20-0/pdf/Q402-Supp_Disclosure.pdf

Quebecor World
Fourth Quarter and Year Ended December 31, 2002

        Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

1.    HIGHLIGHTS

  Consolidated Results1

  Three Months Ended December 31, 2002

  Revenues: For the fourth quarter ended December 31, 2002, revenues increased 5% to $1,693 million from $1,616 million for the same period last year.

  Earnings per Share: For the fourth quarter ended December 31, 2002, earnings per share were $0.44 compared to ($1.16) in 2001. Earnings per share before the impact of restructuring and other special charges were $0.61 versus $0.45 the fourth quarter last year ($0.55 before goodwill amortization).

  Net Income: For the fourth quarter ended December 31, 2002, net income was $71 million, compared to ($154) million in 2001. Net income before restructuring and other special charges amounted to $95 million, versus $72 million in the fourth quarter last year ($86 million before goodwill amortization).

  Operating Income: Operating income for the fourth quarter ending December 31, 2002 was $141 million compared to ($120) million in 2001. Operating income before restructuring and other special charges was $160 million in 2002 compared to $150 million in 2001. The operating income margin before restructuring and other special charges for the quarter was 9.5% compared to 9.3% in 2001.

  Free Cash Flow: For the fourth quarter ended December 31, 2002, free cash flow was $262 million, compared to $385 million for the fourth quarter of 2001.

  Twelve Months Ended December 31, 2002

  Revenues: For the twelve months ended December 31, 2002, revenues were $6,242 million, down 1% on 2001.

  Earnings per Share: For the twelve months ended December 31, 2002, earnings per share were $1.76 compared to nil in 2001. Earnings per share before the impact of restructuring and other special charges were $1.92 versus $1.58 last year ($1.99 before goodwill amortization).

  Net Income: For the twelve months ended December 31, 2002, net income was $279 million, compared to $22 million in 2001. Net income before restructuring and other special charges amounted to $303 million, versus $249 million last year ($310 million before goodwill amortization).

  Operating Income: Operating income for the twelve months ending December 31, 2002 was $543 million compared to $348 million in 2001. Operating income before restructuring and other special charges was $563 million in 2002 compared to $618 million in 2001. The operating income margin before restructuring and other special charges decreased from 9.8% in 2001 to 9.0% in 2002.

  Free Cash Flow: For the twelve months ended December 31, 2002, free cash flow increased 11% to $320 million from $287 million for the same period last year.

  1
  Adoption of CICA Section 3062: Goodwill and Other Intangible Assets
  Effective January 1, 2002, Quebecor World Inc. adopted the accounting standards prescribed by Section 3062 of the CICA Handbook. Under Section 3062, goodwill is no longer amortized to the income statement.

  Fourth Quarter 2002

  Expanding Customer Relationships

  Quebecor World Inc. demonstrated through 2002 its commitment to providing the winning customer business proposal by offering the most efficient and the most flexible manufacturing platform. The Corporation secured contracts with industry leaders including: Hachette Filipacchi, Sears, L.L. Bean, Rogers Publishing, Albertsons, Simon & Schuster and Yellow Pages Group, representing cumulative annualized revenues in excess of $300 million.

  Strengthening Balance Sheet

  Excluding acquisitions, total debt has been reduced by 18% since December 31, 2001. Financial expenses decreased by 18% largely as a result of management focus on strengthening the Corporation's financial condition, generating free cash flow, as well as the benefits of reduced bank borrowings and lower rates of interest on long-term debt and securitization.

  Consolidated Results (in US$ millions except margins and per share data)

As Reported	For the Three Months Ended December 31			For the Twelve Months Ended December 31
	2002	Change	2001	2002	Change		2001
Revenues	$1,693	+5%	$1,616	$6,242	(1%	)	$6,320
EBITDA[1]	$227	N/A	$(35)	$879	+28%		$686
Operating income[1]	$141	N/A	$(120)	$543	+56%		$348
Net income[1]	$71	N/A	$(154)	$279	+1147%		$22
Diluted Earnings per share[1]	$0.44	N/A	$(1.16)	$1.76	N/A		nil
EBITDA margin[1]	13.4%		(2.2% )	14.1%			10.8%
Operating margin[1]	8.3%		(7.4% )	8.7%			5.5%
Before Restructuring and Other Special Charges	For the Three Months Ended December 31			For the Twelve Months Ended December 31
	2002	Change	2001	2002	Change		2001
Revenues	$1,693	+5%	$1,616	$6,242	(1%	)	$6,320
EBITDA[2]	$246	+5%	$235	$898	(6%	)	$956
Operating income[2]	$160	+7%	$150	$563	(9%	)	$618
Net income1,[2]	$95	+31%	$72	$303	+22%		$249
Diluted Earnings per share[1,2]	$0.61	+36%	$0.45	$1.92	+22%		$1.58
EBITDA margin[1,2]	14.5%		14.5%	14.4%			15.1%
Operating margin[1,2]	9.5%		9.3%	9.0%			9.8%
  1
  Effective January 1, 2002, as per adoption of FAS 142 and CICA 3062, goodwill is no longer amortized to the income statement.
  2
  Restructuring & other special charges of $19.6 million in 2002 and $270 million in 2001 (both pre-tax and net of reversals), both taken in the fourth quarter. (See Section 7, Appendix 3)

2.    RECENT DEVELOPMENTS

  Quebecor World awarded multi-year contract from Simon & Schuster valued at $230 Million

  Quebecor World Inc. has been awarded contracts for the exclusive production of the majority of Simon & Schuster book product formats. These multi-year contracts, having a total sales potential of $230 million, extend a longstanding relationship between Simon & Schuster and Quebecor World Inc.. Simon & Schuster, part of the entertainment operations of Viacom Inc., is a global leader in the field of general interest publishing, dedicated to providing the best in fiction and non-fiction for consumers of all ages, across all printed, electronic and multi-media formats. The majority of the production will take place at Quebecor World's Buffalo, Fairfield and Martinsburg plants.

  Quebecor World signed Cdn $ 270 million Long-Term Agreement with Yellow Pages Group

  Quebecor World Inc. signed a long-term agreement to print yellow and white page directories for Yellow Pages Group — formerly known as Bell ActiMedia — Canada's largest directory publisher. Under the agreement, Quebecor World Inc. will print approximately 18 billion directory pages per year for more than 100 different directories in Ontario and Quebec. This represents approximately 40% of all the directory pages printed in Canada.

  Quebecor World and Albertsons announced New $150 Million Contract

  Quebecor World Inc. announced it has signed a three-year $150 million contract to print a majority of Albertsons (NYSE:ABS) weekly advertising insert program. Albertsons is one of the world's largest food and drug retailers with annual revenues of approximately $38 billion. This new agreement expands on a previous partnership between Quebecor World Inc. and Albertsons under which Quebecor World Inc. printed approximately 20 per cent of Albertsons' advertising inserts. Quebecor World Inc. will produce approximately 40 million retail inserts per week at its facilities in California, Arizona, Oklahoma, Tennessee, Massachusetts and British Columbia. These retail inserts are placed in more than 250 weekly newspapers for delivery to Albertsons customers across the U.S.

  Quebecor World signed Cdn $ 240 Million Long-Term Agreement with Rogers Publishing

  Quebecor World Inc. announced it has signed a Cdn $240 million new long-term agreement with Rogers Publishing. Under the terms of the agreement Quebecor World Inc. will print 100% of Rogers Publishing's magazines. Rogers Publishing is Canada's largest magazine publisher with 67 titles. The majority of the titles will be printed at Quebecor World Inc.'s facilities in Aurora and Richmond Hill, Ontario. These facilities together represent the largest magazine/catalog platform in the Canadian marketplace.

  Quebecor World Strengthens North America Retail Insert Platform

  Quebecor World Inc. announced it is further strengthening its North American retail insert platform with the addition of a new state-of-the-art web press in its Vancouver, British Columbia facility. The new press will be dedicated to the production of regional and national advertising inserts. It will allow the Vancouver facility to better serve its local and U.S. customers as part of Quebecor World Inc.'s coast-to-coast offset and gravure North American retail platform.

  Quebecor World Wins Annual Report Awards

  Quebecor World Inc. was awarded a bronze medal by the Canadian Association of Chartered Accountants for its 2001 annual report. The CICA's Corporate Reporting Awards showcase the best annual reports of the year. Commenting on Quebecor World Inc.'s report, the judges noted that the report is informative and engaging. The financial highlights section is very well written. The Message to Shareholders includes a comprehensive discussion on economics, decisions and uncertainties impacts on decision making. There is a good analysis on competitive positioning that is complimented by excellent graphics. The Supplementary Disclosure is particularly good with engaging discussion on corporate governance, share price history, environmental policy and social responsibility.

3.    CERTIFICATION OF FINANCIAL STATEMENTS

  The recent filings of Quebecor World Inc. with the Securities and Exchange Commission contain certifications from Charles G. Cavell, President and Chief Executive Officer, and Christian M. Paupe, Executive Vice President, Chief Administrative Officer and Chief Financial Officer, that the periodic report fully complies with the Securities Exchange Act of 1934 and that the information contained in the report fairly presents, in all material respects, the financial condition and result of operations of the Corporation. The Corporation also implemented during the Fourth Quarter a back-up certification process for approximately 160 business units globally. These certifications are in accordance with the requirements of the Sarbanes-Oxley Act.

4.    SEGMENTED RESULTS OF OPERATIONS

  North America

	For the Three Months Ended December 31				For the Twelve Months Ended December 31
(in US$ millions except margins)
	2002	Change	2001		2002	Change	2001
Revenues	$1,364	+3%	$1,327		$5,079	(4%)	$5,268
EBITDA1,2,[3]	$208	+1%	$207		$797	(5%)	$842
Operating Income[1,2]	$147	N/A	$(57)		$536	+45%	$370
Operating income before restructuring and other charges1,2,[3]	$138	0%	$138		$527	(7%)	$565
EBITDA margin1,2,[3]	15.3%		15.6%		15.7%		16.0%
Operating margin1,[2]	10.8%		(4.3%	)	10.6%		7.0%
Operating margin before restructuring and other charges1,2,[3]	10.1%		10.4%		10.4%		10.7%
  1
  Non-operating revenues for the three months ended December 31, 2002 were $2.0 million compared with non-operating expenses of $0.2 million for the same period in 2001.
  2
  Non-operating expenses for the twelve months ended December 31, 2002 were $4.2 million compared with $2.9 million for the same period in 2001.
  3
  Before restructuring & other charges of ($9.0) million incurred in 2002 and $194.4 million incurred in 2001, (both pre-tax and net of reversals) both taken in the fourth quarter of each year respectively. (See Section 7, Appendix 3)

  Europe

	For the Three Months Ended December 31						For the Twelve Months Ended December 31
(in US$ millions except margins)
	2002		Change		2001		2002	Change	2001
Revenues	$283		+18%		$239		$982	+10%	$891
EBITDA1,2,[3]	$27		0%		$27		$97	(7%)	$105
Operating income[1,2]	$(10)		(7%	)	$(8)		$17	(44%)	$31
Operating income before restructuring and other charges1,2,[3]	$13		(17%	)	$15		$40	(27%)	$54
EBITDA margin1,2,[3]	9.5%				11.4%		9.9%		11.7%
Operating margin[1,2]	(3.4%	)			(3.1%	)	1.8%		3.5%
Operating margin before restructuring and other charges1,2,[3]	4.4%				6.3%		4.0%		6.1%

  Europe excluding France

	For the Three Months Ended December 31			For the Twelve Months Ended December 31
(in US$ millions except margins) Before restructuring and other charges
	2002	Change	2001	2002	Change	2001
Revenues	$153	+19%	$129	$535	+13%	$473
EBITDA	$19	0%	$19	$72	+12%	$64
Operating income	$14	+5%	$13	$49	+16%	$42
EBITDA margin	12.5%		14.9%	13.5%		13.6%
Operating margin	9.1%		10.3%	9.1%		8.9%
  1
  Non-operating expenses for the three months ended December 31, 2002 were $0.8 million compared with non-operating revenues of $0.1 million for the same period in 2001.
  2
  Non-operating expenses for the twelve months ended December 31, 2002 were $0.5 million compared with non-operating expenses of $1.4 million for the same period in 2001.
  3
  Before restructuring & other charges of $22.1 million (pre-tax) in the fourth quarter 2002 and $22.6 million (pre-tax) in the fourth quarter 2001. (See Section 7, Appendix 3)

  Latin America

	For the Three Months Ended December 31					For the Twelve Months Ended December 31
(in US$ millions except margins)
	2002	Change		2001		2002	Change	2001
Revenues	$48	(5%	)	$50		$183	+13%	$161
EBITDA1,2,[3]	$5.3	(31%	)	$7.7		$21.7	+17%	$18.6
Operating income1,[2]	$3.0	N/A		$(9.7)		$13.2	N/A	$(4.2)
Operating income before restructuring and other charges1,2,[3]	$4.0	(18%	)	$4.9		$14.2	+37%	$10.4
EBITDA margin1,2,[3]	11.1%			15.4%		11.9%		11.5%
Operating margin[1,2]	6.3%			(19.4%	)	7.2%		(2.6%	)
Operating margin before restructuring and other charges[1,2,3]	8.5%			9.9%		7.8%		6.5%
  1
  Non-operating expenses for the three months ended December 31, 2002 were $0.1 million compared with $0.4 million for the same period in 2001.
  2
  Non-operating expenses for the twelve months ended December 31, 2002 were $2.1 million compared with $2.0 million for the same period in 2001.
  3
  Before restructuring & other charges of $1.0 million (pre-tax) in the fourth quarter 2002 and $14.6 million (pre-tax) in the fourth quarter 2001.(See Section 7, Appendix 3)

5.    BREAKDOWN OF REVENUES BY PRODUCT GROUP

	For the Three Months Ended December 31				For the Twelve Months Ended December 31
(in US$ millions)
	2002	Change		2001	2002	Change	2001
North America
Retail	$334	+8%		$311	$1,173	+9%	$1,074
Magazine & Catalog	$443	+2%		$435	$1,672	(6%)	$1,785
Book	$126	(5%	)	$133	$513	(4%)	$532
Directory	$127	0%		$127	$474	(5%)	$501
Commercial & Direct	$173	(6%	)	$184	$687	(17%)	$829
Other Domestic Revenues	$161	+18%		$137	$560	+3%	$546

North America	$1,364	+3%		$1,327	$5,079	(4%)	$5,268
Europe	$283	+18%		$239	$982	+10%	$891
Latin America	$48	(5%	)	$50	$183	+13%	$161

Quebecor World Inc.	$1,693	+5%		$1,616	$6,242	(1%)	$6,320

6.    FINANCIAL CONDITION

  Summarized Consolidated Balance Sheets

(in US$ millions except financial ratios)	December 31, 2002		Change		December 31, 2001
Non-cash working capital[1]	$(122)		+10%		$(111)
(in % of 12-month revenues)	(2%	)			(2%	)
Net fixed assets	$2,611		(1%	)	$2,634
Total assets	$6,206		+0%		$6,187
Shareholders' equity	$2,704		+9%		$2,473
Long Term Debt (including the current portion)	$1,707		(15%	)	$2,019
Convertible Debentures (including the current portion)	$115		+2%		$113
Debt:Capitalization	40:60				46:54
EBITDA Coverage Ratio[2]	5.3				4.6
EBIT Coverage Ratio[2]	3.3				3.0
  1
  Before restructuring liabilities and excluding current portion of long term debt.
  2
  Before restructuring & other charges of $19.6 million incurred in 2002 and $270 million incurred in 2001, (both pre-tax and net of reversals) both taken in the fourth quarter of each year respectively. (See Section 7, Appendix 3)

(in US$ millions)	December 31, 2002	Change		December 31, 2001
Bank Indebtedness	$0			$0
Current Portion of Long-Term Debt and Convertible Notes	$39	(32%	)	$57
Long-Term Debt	$1,669	(15%	)	$1,962
Convertible Notes	$115	+1%		$113

Total Debt	$1,822	(15%	)	$2,132
less: Retail Printing Corp.	$128			$128
less: Hachette Filipacchi	$51

Total Debt related to Acquisitions	$179			$128
Total Debt Excluding Acquisitions	$1,643	(18%	)	$2,004

Free Cash Flow — 2002	$320			$287
Free Cash Flow as a % of Long-Term Debt (incl. Current portion)	19%			14%

7.    APPENDIX 1

Reconciliation of Reported and Cash Earnings

(in US$ millions except per share data)

	For the Three Months Ended December 31		For the Twelve Months Ended December 31
As Reported
	2002	2001	2002	2001
Reported net income[1]	$71	($154)	$279	$22
Goodwill amortization, net of income taxes		$14		$61

Adjusted net income[1]	$71	($140)	$279	$84
Adjusted earnings per share[1]
Basic	$0.45	($1.06)	$1.78	$0.44
Diluted	$0.44	($1.06)	$1.76	$0.43

	For the Three Months Ended December 31		For the Twelve Months Ended December 31
Before restructuring and other special charges
	2002	2001	2002	2001
Reported net income	$95	$72	$303	$249
Goodwill amortization, net of income taxes		$14		$61

Adjusted net income	$95	$86	$303	$310
Adjusted earnings per share
Basic	$0.62	$0.56	$1.95	$2.03
Diluted	$0.61	$0.55	$1.92	$1.99

  1
  Including restructuring & other special charges of $19.6 million in 2002 and $270 million in 2001 (both pre-tax and net of reversals), both taken in the fourth quarter. (See Section 7, Appendix 3)

  In August 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, Goodwill and Other Intangible Assets. Under Section 3062, goodwill is not amortized and is tested for impairment annually or, more frequently, if events or changes in circumstances indicate that the asset might be impaired. Quebecor World Inc. tested for impairment as at January 1, 2002. As of the date of adoption, Quebecor World Inc. had unamortized goodwill of approximately $2.5 billion. Quebecor World Inc. has determined that there is no impairment of goodwill.

7.    APPENDIX 2

  Impacts of Currency Translation and Business Acquisitions

  (in US$ millions except per share data)

IMPACT ON:		Fourth Quarter	Full Year
	Impact of foreign currencies	$13.3	$0.1

Revenues	Business acquisitions	$43.5	$183.9

	TOTAL	$56.8	$184.0

	Impact of foreign currencies	($0.6)	($1.7)

Operating Income	Business acquisitions	$3.3	$20.4

	TOTAL	$2.7	$18.7

	Impact of foreign currencies	($0.00)	($0.01)

Earnings Per Share (pre-tax)	Business acquisitions	$0.02	$0.14

	TOTAL	$0.02	$0.13

7.    APPENDIX 3

  Restructuring and Other Charges

  In the Fourth Quarter, 2002 Quebecor World reported restructuring and other charges net of reversals in the amount of $19.6 million pre-tax. The Company has initiated new restructuring initiatives in France due to difficult market conditions, severe price pressure and a decrease in sales volume. In addition, reduction in force programs were initiated in North America and will be completed in 2003. This initiative to reduce headcount was the result of volume declines in certain business segments and overlapping activities across the platform. As at December 31, 2002, 545 employees had been terminated under these new restructuring initiatives and 364 are expected to be terminated in 2003.

Reconciliation of 2002 Restructuring and other charges	$ millions
Reversal of reserves relating to the 2001 restructuring initiatives	(40.1)
Overspending on initiatives relating to the 2001 restructuring initiatives	13.3

Net reversal relating to the 2001 restructuring initiatives	($26.8)

Additional workforce reduction costs and other restructuring costs [1]	30.0
Write down of assets associated with the impairment of assets that will no longer be used	6.5
Write-down of investment in Q-Media	9.9

Total 2002 restructuring initiatives	$46.4

2002 Restructuring and other charges net of reversals	$19.6

Allocation of 2002 Restructuring and other charges net of reversals	$ millions
Europe	22.1
Latin America	1.0
North America	(9.0)
Other	5.5

Total	$19.6

  1
  Includes $18.6 million in France and $8.6 million in North America

7.    APPENDIX 4

  Impact of Non-Operating and Other Factors on FY 2002 Operating Income and EPS

(in $ millions except per share data)	EBIT	EPS
Reported 2002 EBIT/EPS before restructuring and other charges	$563	$1.92

Other factors impacting EBIT/EPS
Incremental medical and dental expense in the U.S.	$10.2	$0.05

Increase in Pension expense for Quebecor World Inc.	$21.0	$0.11

Additional accrual for US personal injury and other claims	$0.5	$0.00

Total Impact	$31.7	$0.16

Impact of Non-operating expenses	$6.7	$0.04

7.    APPENDIX 5

  Glossary of Terms

EBITDA:	Operating Income before depreciation and amortization
Non-operating expenses:	Expenses mostly relating to operating inefficiencies incurred during start-up of equipment and loss on disposal of fixed assets and other assets
Non-operating revenues:	Revenues mostly relating to the gain on disposal of fixed assets, investments and other assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ CHRISTIAN M. PAUPE Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: February 3, 2003

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Quebecor World Fourth Quarter and Year Ended December 31, 2002
SIGNATURES